Exhibit 99.1

AKANDA CORP.

NOTICE OF SPECIAL MEETING
TO BE HELD ON MARCH 31, 2026
AND
MANAGEMENT INFORMATION CIRCULAR

FEBRUARY 26, 2026

AKANDA CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS (the “Notice”)

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Akanda Corp. (the “Corporation”) will be held in person at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON M5X 1G5, on Tuesday, March 31, 2026 at 10:00 a.m. (Toronto time).

The Meeting will also be simulcast on the Zoom platform, where you can observe the Meeting at:

https://gowlingwlgca.zoom.us/j/81393612192?pwd=27GauqbHM2g3Hhw55vrnTW1S7mT3P2.1

If a password or meeting ID is required on sign on, please use the following:

Meeting ID: 813 9361 2192
Password: 803712

Those observing the Meeting through the Zoom platform will not be able to speak or interact with other participants in the Meeting or other Shareholders, and will not be able to vote at the Meeting. Any Shareholders wishing to vote at the Meeting must attend the Meeting in person or provide the Corporation with a duly completed proxy as set out in the accompanying information circular (the “Information Circular”).

The Meeting is being held for the following purposes:

1.	to consider and, if thought advisable, pass a special resolution the full text of which is set out in the Information Circular, approving, in one or more amendments to the articles of the Corporation (the “Articles”) determined to be in the best interest of the Corporation by the Board of Directors to:

(a)	decrease the authorized capital of the Corporation by deleting from the authorized capital the Class A Special Shares, and the rights, privileges, restrictions and conditions attaching thereto, none of which are issued and outstanding;

(b)	Amend Part 6 of the Articles of the Corporation so that all Class B Special Shares convert into Common Shares at the discretion of the Corporation; and

(c)	decrease the authorized capital of the Corporation by deleting from the authorized capital the Class B Special Shares, and the rights, privileges, restrictions and conditions attaching thereto, following completion of the conversion of all Class B Special Shares as more particularly described herein;

2.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Information Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is February 25, 2026 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of Shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular. To vote your proxy online please use the control number listed on the bottom of the enclosed form of proxy and visit: https://vote.odysseytrust.com. All instructions are listed on the back of the enclosed form of Proxy. The Corporation’s transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

DATED at Toronto, Ontario this 26th, day of February, 2026.

BY ORDER OF THE BOARD

(signed) “Katharyn Field”
Interim Chief Executive Officer and Director

AKANDA CORP.

(“Akanda” or the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is dated February 26, 2026 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation (“Management”) for use at the special meeting (the “Meeting”) of holders of common shares of the Corporation (the “Shareholders”) to be held at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON M5X 1G5, on Tuesday, March 31, 2026 at 10:00 a.m. (Toronto time), for the purposes set out in the notice of Meeting (the “Notice”) accompanying this Information Circular.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, and the accompanying form of proxy (the “Proxy”, and collectively with the Notice and Information Circular, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose common shares in the capital of the Corporation (the “Common Shares”) are held by or in the custody of those Intermediaries (“Non-registered Shareholders”).

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the agent appointed as proxy manager for the Meeting, Odyssey Trust Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you indirectly, the Intermediary holding on your behalf has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of the Corporation (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A Proxy will not be valid unless the completed form of proxy is received by Odyssey Trust Company at Proxy Department, #1100 - 67 Yonge Street, Toronto, Ontario M5E 1J8, Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation, at Gowling WLG (Canada) LLP, 100 King Street West, Suite 1600, Toronto, Ontario M5X 1G5 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE APPROVAL OF THE AMENDMENT RESOLUTION (AS DEFINED HEREIN). The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

VOTING SECURITIES AND RECORD DATE

The voting securities of the Corporation consist of an unlimited number of Common Shares and an unlimited number of preferred shares.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than two persons present in person and holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the Meeting. The holders of the Corporation’s Class A Special Shares will not vote on any of the proposals described in this Information Circular.

The close of business on February 25, 2026, will act as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof. Accordingly, only Shareholders of record on the Record Date are entitled to receive notice and vote at the Meeting or any adjournment(s) thereof, in person or by proxy. For greater certainty, those observing the Meeting simulcast on the Zoom platform and not otherwise present in person or represented by proxy will not be entitled to vote at the Meeting.

As of the Record Date, there were a total of 2,403,525 Common Shares issued and outstanding, 0 Class A Special Shares issued and outstanding, and 5,508,354 Class B Special Shares issued. Outstanding. All holders of each Class outstanding on the Record Date carries the right to one vote at the Meeting.

The registered holders of Common Shares are shown on the list of Shareholders which is available for inspection during usual business hours at Odyssey Trust Corporation, which is acting as the proxy manager for the Meeting, at #1100 - 67 Yonge Street, Toronto, Ontario M5E 1J8, Canada, at VStock Transfer, the Corporation’s registrar and transfer agent, at 18 Lafayette Pl, Woodmere, NY 11598, United States, and at the Meeting. The list of Shareholders will be prepared not later than two calendar days after the Record Date. If a person has acquired ownership of shares since the Record Date, he, she or it may establish such ownership and demand, not later than five calendar days before the Meeting, that his, her or its name be included in the list of Shareholders.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. The directors and officers of the Corporation and, in some cases, their associates or affiliates beneficially own Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Amendment to Articles

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Amendment Resolution”) authorizing the board of directors of the Corporation (the “Board”) to elect, in its discretion and in the best interest of the Corporation, to file one or more articles of amendment (collectively, the “Articles of Amendment”), to amend the Corporation’s articles (the “Articles”) in order to:

(a)	decrease the authorized capital of the Corporation by deleting from the authorized capital the Class A Special Shares, and the rights, privileges, restrictions and conditions attaching thereto, none of which are issued and outstanding;

(b)	Amend Part 6 of the Articles of the Corporation so that all Class B Special Shares convert into Common Shares at the discretion of the Corporation; and

(c)	decrease the authorized capital of the Corporation by deleting from the authorized capital the Class B Special Shares, and the rights, privileges, restrictions and conditions attaching thereto, following completion of the conversion of all Class B Special Shares as more particularly described herein;

Description of Transaction and prior share issuance

On March 5, 2025, the Corporation entered into a share exchange agreement (the “SEA”), which was subsequently amended on March 5, 2025, and July 29, 2025, with First Towers & Fibers Corp. (“FTFC”), a corporation existing under the laws of the Province of British Columbia, and the FTFC Shareholders. The transaction contemplated by the SEA closed on August 21, 2025 (the “Closing Date”), pursuant to which, among other things, all of the common shares of FTFC (the “Exchanged Shares”) were exchanged for an aggregate of 144,930 Class A Special Shares, and 4,775,972 Class B Special Shares were exchanged for cash to be paid over time and evidenced by a promissory note. Following the Closing, FTFC continued as a wholly owned subsidiary of the Corporation.

Subsequent Consolidation

On January 12, 2026, the Corporation completed a further share consolidation on a 5:1 basis which resulted in a total of 1,983,546 post consolidation Common Shares (the “January 2026 Consolidation”).

Conversion of Class A Shares

On November 28, 2025, the Corporation converted all existing Class A Special Shares into Common Shares pursuant to Section 6.1 of the Articles of the Corporation.

Conversion of Class B Shares

The Corporation intends to amend the Articles of the Corporation so that all Class B Shares can be converted into Common Shares at the discretion of the Corporation. In this manner, the Board of Directors can determine when it is in the best interest of the Corporation to convert the Class B Shares as opposed to them having convert on a particular date or schedule. The Corporation expects to convert the Class B Shares into Common Shares shortly following the Meeting. The Corporation currently has 5,508,354 Class B Special Shares issued and outstanding which will be issued at an adjusted conversion rate (taking into account the January 2026 Consolidation) of one (1) post consolidated Common Share for every five (5) Class B Special Shares.

Amendment Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Amendment Resolution authorizing the Board to elect, in its discretion to file one or more Articles of Amendment giving effect to the amendments described herein. The Amendment Resolution is a special resolution (as such term is defined in the Business Corporations Act (Ontario)) and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present, or represented by proxy, at the Meeting. The full text of the Amendment Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the authorized share structure of the Corporation be altered to cancel the Class A Special Shares and all rights and restrictions set forth in the articles as that pertain to the Class A Special Shares be removed, taking into account the completion of the conversion of all Class A Special Shares into Common Shares;

2.	the Articles of the Corporation be amended so that the Class B Special Shares convert into Common Shares at the discretion of the Corporation;

3.	following the completion of the conversion of the Class B Special shares, the authorized share structure of the Corporation be altered to cancel the Class B Special Shares and all rights and restrictions set forth in the articles as that pertain to the Class B Special Shares be removed;

4.	any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

5.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

6.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Amendment Resolution.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Information Circular. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in (a) the unaudited consolidated financial statements of the Corporation for the six months ended June 30, 2025 and the accompanying MD&A; (b) the audited consolidated financial statements for the fiscal year ended December 31, 2024 and the accompanying MD&A; (c) the unaudited consolidated financial statements of FTFC for the six months ended June 30, 2025 and its MD&A; and (d) the audited consolidated financial statements of FTFC for the fiscal year ended December 31, 2024 and the accompanying MD&A (collectively “the Financial Materials”). Shareholders who wish to obtain copies of the Financial Materials should email a request to the Corporation at accounts@akandacorp.com, Attention: Financial Reporting.